SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

G. Willi-Food International Ltd. (the "Company") announced that its controlling shareholder, Willi-Food Investments Ltd., reported yesterday that one of the main customers of the Company, Mega Retail Ltd. (Blue Square) ("Mega Retail"), which accounted for 6% of the Company's sales in 2014, has filed a voluntary request in Israeli court for an arrangement of debts.  As of the date of this Report, the debt of Mega Retail in the Company's books is approximately NIS 6 million (1.6 U.S. Dollars), which is unsecured.  The Company is monitoring developments regarding Mega Retail and preparing for different scenarios.  It is not possible at this time to assess the effect that the above developments may have on the Company's business results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

Date: July 1, 2015